Via Facsimile and U.S. Mail
Mail Stop 6010

September 10, 2007

Mark S. Demilio
Chief Financial Officer
Magellan Health Services,
55 Nod Road
Avon, CT 06001

> **Re:** **Magellan Health Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-06639**

Dear Mr. Demilio:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant